UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FIRST-QUARTER 2015 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Solid growth in Consolidated Net Sales of 17.3% reaching approximately Ps.19.9 billion

➢	Strong growth in Operating Segment Income of 25.6% reaching over Ps.7.6 billion

➢	Strong revenue growth in our Telecommunications segment of 45.9% and of 12.4% excluding the acquisition of Cablecom and Telecable

➢	Strong growth in Sky revenues and operating segment income of 10.1% and 10.3%, respectively

➢	Growth in Content revenue of 5.7% with all revenue lines expanding

Consolidated Results

Mexico City, D.F., April 23, 2015—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2015. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2015 and 2014, in millions of Mexican pesos:

	1Q’15	Margin %	1Q’14	Margin %	Change %
Net sales	19,859.4	100.0	16,924.0	100.0	17.3
Net income	1,803.2	9.1	1,183.8	7.0	52.3
Net income attributable to stockholders of the Company	1,453.4	7.3	853.9	5.0	70.2

Segment net sales	20,275.6	100.0	17,229.1	100.0	17.7
Operating segment income (1)	7,637.5	37.7	6,079.7	35.3	25.6
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 17.3% to Ps.19,859.4 million in first-quarter 2015 compared with Ps.16,924.0 million in first-quarter 2014. This increase was mainly attributable to revenue growth in Telecommunications, Sky and Content segments, and the consolidation of our two new cable operations. Operating segment income increased by 25.6%, reaching Ps.7,637.5 million with a margin of 37.7%.

Net income attributable to stockholders of the Company increased to Ps.1,453.4 million in first-quarter 2015 compared to Ps.853.9 million in first-quarter 2014. The net increase of Ps.599.5 million reflected primarily (i) a Ps.1,088.2 million change from other expense, net, to other income, net, primarily as a result of a non-recurring income from Univision of US$67.6 million due to the early termination of a technical assistance agreement; and (ii) a Ps.738.3 million increase in operating income before other income or expense, net. These favorable variances were offset by (i) a Ps.743.2 million increase in finance expense, net, primarily explained by the depreciation of the peso; (ii) a Ps.362.9 million increase in income taxes; (iii) a Ps.101.0 million increase in share of loss of joint ventures and associates, net; and (iv) a Ps.19.9 increase in net income attributable to non-controlling interests.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2015 and 2014, for each of our business segments. Consolidated results for 2015 and 2014 are presented in millions of Mexican pesos.

Net Sales	1Q’15%		1Q’14%		Change %
Content	7,021.0	34.6	6,641.8	38.5	5.7
Sky	4,621.7	22.8	4,199.2	24.4	10.1
Telecommunications	6,714.5	33.1	4,600.6	26.7	45.9
Other Businesses	1,918.4	9.5	1,787.5	10.4	7.3
Segment Net Sales	20,275.6	100.0	17,229.1	100.0	17.7
Intersegment Operations1	(416.2)		(305.1)		(36.4)
Net Sales	19,859.4		16,924.0		17.3

Operating Segment Income2	1Q’15	Margin %	1Q’14	Margin %	Change %
Content	2,609.0	37.2	2,400.1	36.1	8.7
Sky	2,149.1	46.5	1,947.7	46.4	10.3
Telecommunications	2,657.8	39.6	1,627.2	35.4	63.3
Other Businesses	221.6	11.6	104.7	5.9	111.7
Operating Segment Income	7,637.5	37.7	6,079.7	35.3	25.6
Corporate Expenses	(410.6)	(2.0)	(307.5)	(1.8)	(33.5)
Depreciation and Amortization	(3,343.1)	(16.8)	(2,626.7)	(15.5)	(27.3)
Other Income (Expense), net	926.4	4.7	(161.8)	(1.0)	N/A
Operating Income	4,810.2	24.2	2,983.7	17.6	61.2

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Content	First-quarter sales increased by 5.7% to Ps.7,021.0 million compared with Ps.6,641.8 million in first-quarter 2014.

	Millions of Mexican pesos	1Q’15%		1Q’14%		Change %
	Advertising	4,623.9	65.9	4,552.6	68.5	1.6
	Network Subscription Revenue	821.8	11.7	688.1	10.4	19.4
	Licensing and Syndication	1,575.3	22.4	1,401.1	21.1	12.4
	Net Sales	7,021.0	100.0	6,641.8	100.0	5.7

Advertising
Advertising revenue increased by 1.6%. Advertising in pay-TV networks increased 10.0% and represented 6.3% of our advertising revenues.

Network Subscription Revenue
First-quarter Network Subscription Revenue increased by 19.4% to Ps.821.8 million compared with Ps.688.1 million in first-quarter 2014. The growth was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and to a lesser extent a positive translation effect on foreign-currency denominated revenues. During the quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies.

Licensing and Syndication
First-quarter Licensing and Syndication revenue increased by 12.4% to Ps.1,575.3 million compared with Ps.1,401.1 million in first-quarter 2014. The increase is explained mainly by a positive translation effect on foreign-currency-denominated revenues. First-quarter royalties from Univision increased by 1.3% to US$65.6 million in first-quarter 2015 from US$64.8 million in first-quarter 2014.

First-quarter operating segment income increased by 8.7% to Ps.2,609.0 million compared with Ps.2,400.1 million in first-quarter 2014. The margin was 37.2%. The increase in the margin of 110 basis points from same quarter last year is mainly explained by the growth in all of our content revenue lines.

Sky
First-quarter sales increased by 10.1% to Ps.4,621.7 million compared with Ps.4,199.2 million in first-quarter 2014. The increase was driven by the growth in the subscriber base in Mexico, which is explained by the success of Sky’s low-cost offerings. The number of net active subscribers increased by 128,814 during the quarter to 6,766,846 as of March 31, 2015, compared with 6,154,290 as of March 31, 2014. Sky ended the quarter with 193,524 subscribers in Central America and the Dominican Republic.

First-quarter operating segment income increased by 10.3% to Ps.2,149.1 million compared with Ps.1,947.7 million in first-quarter 2014, and the margin was 46.5%, practically flat from same quarter last year.

Telecommunications
First-quarter sales increased by 45.9% to Ps.6,714.5 million compared with Ps.4,600.6 million in first-quarter 2014 driven by growth in all of our cable platforms and the consolidation, for the full quarter, of Ps.1,545.5 million revenues from Cablecom and Telecable (also referred to as Cablevisión Red). Excluding Cablecom and Telecable, first-quarter sales from our cable and network operations increased by 12.4%. Voice and data revenue generating units, or RGUs, grew 53.6% and 48.7% compared with first-quarter 2014, respectively, and video RGUs grew 53.6%. Excluding the acquisition of Cablecom and Telecable, Voice and Data RGUs, grew 28.5% and 23.3% compared with first-quarter 2014, respectively, while Video RGUs grew by 5.1%.

	The following table sets forth the breakdown of RGUs per service type for our telecommunications segments as of March 31, 2015 and 2014.

RGUs	1Q’15	1Q’14
Video	3,868,069	2,518,730
Broadband	2,603,603	1,750,398
Voice	1,448,297	942,879
Total RGUs	7,919,969	5,212,007

First-quarter operating segment income increased by 63.3% to Ps.2,657.8 million compared with Ps.1,627.2 million in first-quarter 2014, and the margin was 39.6%, an increase of 420 basis points from same quarter last year. These results primarily reflected the consolidation of Cablecom and Telecable, which contributed with Ps.730.9 million to operating segment income, continued growth in the cable platforms and Bestel, and lower long distance costs and advertising and promotional expenses. These favorable variances were partially offset by the increase in maintenance costs, and personnel costs and expenses during the quarter. Excluding Cablecom and Telecable, operating segment income increased by 18.4%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for first-quarter 2015 and 2014.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

1Q’15 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Telecom
Revenue	5,687.7	1,209.3	6,714.5
Operating Segment Income	(2)2,267.9	(2)463.4	2,657.8
Margin	39.9%	38.3%	39.6%

(1) These results do not include consolidation adjustments of Ps.182.5 million in revenues nor Ps.73.5 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.
(2) The Operating Segment Income line above includes certain expenses previously included in the consolidation adjustments figure as reported in first-quarter of 2014, which amounted to Ps.54.9 million in that period. These expenses are better accounted for as operating expenses as they are related to the management structure created to lead in the expansion and integration of Televisa´s telecommunications operations.

1Q’14 Millions of Mexican pesos	Cable Operations (3)	Network Operations (3)	Total Telecom
Revenue	3,944.6	765.8	4,600.6
Operating Segment Income	1,536.0	195.9	1,627.2
Margin	38.9%	25.6%	35.4%

(3) These results do not include consolidation adjustments of Ps.109.8 million in revenues nor Ps.104.7 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.

Other Businesses
First-quarter sales increased by 7.3% to Ps.1,918.4 million compared with Ps.1,787.5 million in first-quarter 2014. Businesses that performed well include gaming, soccer and radio. The gaming business benefited from an increase in the number of electronic gaming machines, the soccer business benefited from player related transactions and higher advertising revenues, while the radio business saw an increase in advertising revenues. This effect was partially compensated by lower revenues in our publishing and feature-film distribution businesses.

First-quarter operating segment income increased by 111.7% to Ps.221.6 million compared with Ps.104.7 million in first-quarter 2014, reflecting i) an increase in the operating segment income of our gaming, soccer, and radio businesses; and ii) a smaller operating segment loss in our publishing and publishing distribution businesses. This effect was partially compensated by a shift from operating segment income to operating segment loss in our feature-film distribution business.

Corporate Expenses

Corporate expense increased by Ps.103.1 million, to Ps.410.6 million in first-quarter 2015, from Ps.307.5 million in first-quarter 2014. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in first-quarter 2015 and 2014 amounted to Ps.224.4 million and Ps.171.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income or Expense, net

Other income, net, amounted to Ps.926.4 million in first-quarter 2015 compared with other expense, net, of Ps.161.8 million in first-quarter 2014. This favorable change of Ps.1,088.2 million reflected primarily a non-recurring income of US$67.6 million (Ps.1,030.7 million) from Univision as a result of the early termination of a technical assistance agreement with Univision, which cash proceeds were received by us in April 2015. Other income or expense, net, for first-quarter 2015 and 2014 also included loss on disposition of property and equipment, expenses related to financial advisory and professional services, and donations.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense (income), net, stated in millions of Mexican pesos for the quarters ended March 31, 2015 and 2014.

	1Q’15	1Q’14	Increase (decrease)
Interest expense	1,477.7	1,239.4	238.3
Interest income	(315.5)	(271.4)	(44.1)
Foreign exchange loss, net	866.9	108.8	758.1
Other finance (income) expense, net	(168.1)	41.0	(209.1)
Finance expense, net	1,861.0	1,117.8	743.2

The finance expense, net, increased by Ps.743.2 million, or 66.5%, to Ps.1,861.0 million for first-quarter 2015 from Ps. 1,117.8 million for first-quarter 2014. This increase primarily reflected (i) a Ps.758.1 million increase in foreign exchange loss resulting primarily from the effect of a 3.3% depreciation of the Mexican peso against the US dollar on our average net unhedged US dollar liability position in first-quarter 2015 compared with a 1.3% average depreciation and lower average net US dollar liability position in first-quarter 2014; and (ii) a Ps.238.3 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in first-quarter 2015. These unfavorable effects were partially offset by a Ps.209.1 million change from other finance expense, net to other finance income, net, resulting primarily from a favorable change in fair value of our embedded derivative in convertible debentures issued by BMP; and a Ps.44.1 million increase in interest income primarily explained by a higher average of cash equivalents and temporary investments in first-quarter 2015.

Share of Loss of Joint Ventures and Associates, net

Share of loss of joint ventures and associates, net, increased by Ps.101.0 million, or 50.9%, to Ps.299.6 million in first-quarter 2015 from Ps.198.6 million in first-quarter 2014. This increase reflected mainly our share of the net result of BMP, the controlling company of Univision, and the absence of our share of loss of GSF, our former 50% joint venture in the Iusacell telecom business, which investment was disposed of by us in September 2014.

Income Taxes

Income taxes increased by Ps.362.9 million, or 75.1%, to Ps.846.4 million in first-quarter 2015 compared with Ps.483.5 million in first-quarter 2014. This increase reflected primarily a higher income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.19.9 million, or 6.0%, to Ps.349.8 million in first-quarter 2015, compared with Ps.329.9 million in first-quarter 2014. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Telecommunications and Other Businesses segments.

Other Relevant Information

Capital Expenditures and Investments

During first-quarter 2015, we invested approximately US$307.9 million in property, plant and equipment as capital expenditures, including approximately US$219.5 million for our Telecommunications segment, US$73.1 million for our Sky segment, and US$15.3 million for our Content and Other Businesses segments. For full year 2015 we estimate that capital expenditures will be approximately US$1,400 million. The expected increase from US$1,275.8 million in 2014 will primarily result from the capital expenditures required from the growth of our Telecommunications segment, including the two cable companies we recently acquired.

In January 2015, we acquired, through a series of transactions, all of the equity interest of Cablevisión Red, S.A. de C.V. and other related companies (“Telecable”) for an aggregate consideration of Ps.10,002 million. Telecable is a telecommunications company that provides video, data and telephone services primarily in six states of Mexico.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of March 31, 2015 and December 31, 2014. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2015	Dec 31, 2014	Increase (decrease)
Short-term debt and current portion of long-term debt, net of finance costs of Ps.2.0 million and Ps.2.0 million as of March 31, 2015 and December 31, 2014, respectively	1,065.0	337.1	727.9
Long-term debt, net of finance costs of Ps.1,246.6 million and Ps.1,266.8 million as of March 31, 2015 and December 31, 2014, respectively	82,325.1	80,660.5	1,664.6
Total debt 1	83,390.1	80,997.6	2,392.5
Current portion of finance lease obligations	514.4	502.2	12.2
Long-term finance lease obligations	4,891.1	4,807.4	83.7
Total finance lease obligations	5,405.5	5,309.6	95.9
1 Debt amounts in the table above are principal amounts net of finance costs, and do not include interest payable related to this debt in the amount of Ps.1,301.0 million and Ps.974.9 million as of March 31, 2015 and December 31, 2014, respectively.

As of March 31, 2015, our consolidated net debt position (total debt as stated in the table above, less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.39,260.8 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of March 31, 2015, amounted to Ps.5,510.3 million.

During first-quarter 2015, we incurred in additional debt with a Mexican bank in the aggregate principal amount of Ps.1,000.0 million, of which Ps.250.0 million is short-term debt and Ps.750.0 million is long-term debt with maturities between 2016 and 2019. This debt bear annual interest of 28-day TIIE plus a range between 0 and 140 basis points, payable on a monthly basis. Also, we prepaid long-term debt and related accrued interest of Telecable, the telecom business that we acquired in January 2015, in the aggregate amount of Ps.507.4 million.

Shares Outstanding

As of March 31, 2015 and December 31, 2014, our shares outstanding amounted to 336,363.5 million and 338,056.2 million shares, respectively, and our CPO equivalents outstanding amounted to 2,874.9 million and 2,889.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2015 and December 31, 2014, the GDS (Global Depositary Shares) equivalents outstanding amounted to 575.0 million and 577.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico´s telecommunications industry in many regions of the country where it offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, will represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel /  Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014
(Millions of Mexican Pesos)

	March 31,		December 31,
	2015		2014
ASSETS	(Unaudited)		(Unaudited)

Current assets:
Cash and cash equivalents	Ps.	33,886.9	Ps.	29,729.3
Temporary investments		4,732.1		4,788.6
Trade notes and accounts receivable, net		18,901.7		21,087.2
Other accounts and notes receivable, net		2,345.5		2,724.7
Account receivable related to investment in GSF		-		10,583.9
Derivative financial instruments		2.8		2.9
Due from affiliated companies		2,226.0		903.2
Transmission rights and programming		5,928.2		4,851.7
Inventories		3,122.3		3,336.7
Other current assets		2,393.3		1,794.0
Total current assets		73,538.8		79,802.2

Non-current assets:
Transmission rights and programming		9,836.1		8,994.4
Investments in financial instruments		35,095.3		34,709.9
Investments in joint ventures and associates		4,804.6		5,032.4
Property, plant and equipment, net		65,487.4		62,009.5
Intangible assets, net		37,188.7		28,778.4
Deferred income tax assets (1)		16,790.6		16,080.3
Other assets		149.2		144.8
Total non-current assets		169,351.9		155,749.7
Total assets	Ps.	242,890.7	Ps.	235,551.9

(1) Deferred income tax assets and deferred income tax liabilities of Mexican companies in the Group are not offset as they relate to income tax levied by the taxation authority on each separate taxable entity. Assets and liabilities for deferred income taxes of such companies were previously offset as they were related to income tax levied by the same taxation authority on a consolidated taxable entity basis.

(2) Short-term debt and current portion of long-term debt include interest payable as of March 31, 2015 and December 31, 2014. Interest payable was previously reported as a separate line item of consolidated current liabilities.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014
(Millions of Mexican Pesos)

	March 31,		December 31,
	2015		2014
LIABILITIES	(Unaudited)		(Unaudited)

Current liabilities:
Short-term debt and current portion of long-term debt (2)	Ps.	2,366.0	Ps.	1,312.0
Current portion of finance lease obligations		514.4		502.2
Trade accounts payable and accrued expenses		20,517.9		17,142.1
Customer deposits and advances		19,739.4		20,150.7
Income taxes payable		1,555.8		1,389.3
Other taxes payable		984.5		1,108.4
Employee benefits		587.2		1,005.2
Due to affiliated companies		2.4		8.6
Derivative financial instruments		7.8		-
Other current liabilities		1,907.3		1,751.6
Total current liabilities		48,182.7		44,370.1
Non-current liabilities:
Long-term debt, net of current portion		82,325.1		80,660.5
Finance lease obligations, net of current portion		4,891.1		4,807.4
Derivative financial instruments		359.9		335.1
Customer deposits and advances		388.3		284.0
Income taxes payable		6,231.1		6,628.1
Deferred income tax liabilities (1)		8,178.9		7,763.0
Post-employment benefits		315.0		287.2
Other long-term liabilities		2,335.5		2,501.4
Total non-current liabilities		105,024.9		103,266.7
Total liabilities		153,207.6		147,636.8

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		60,852.8		55,379.5
Net income for the period		1,453.4		5,386.9
		64,445.2		62,905.4
Accumulated other comprehensive income, net		5,502.6		5,679.1
Shares repurchased		(12,513.1)		(12,647.4)
		57,434.7		55,937.1
Equity attributable to stockholders of the Company		78,302.6		76,805.0
Non-controlling interests		11,380.5		11,110.1
Total equity		89,683.1		87,915.1
Total liabilities and equity	Ps.	242,890.7	Ps.	235,551.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Millions of Mexican Pesos)

	Three months ended March 31,
	2015		2014
	(Unaudited)		(Unaudited)

Net sales	Ps.	19,859.4	Ps.	16,924.0

Cost of sales		11,134.7		9,737.1

Selling expenses		2,183.8		1,954.2

Administrative expense		2,657.1		2,087.2
Income before other income or expense		3,883.8		3,145.5
Other income (expense), net		926.4		(161.8)
Operating income		4,810.2		2,983.7
Finance expense		(2,344.6)		(1,389.2)
Finance income		483.6		271.4 -
Finance expense, net		(1,861.0)		(1,117.8)
Share of loss of joint ventures and associates, net		(299.6)		(198.6)
Income before income taxes		2,649.6		1,667.3
Income taxes		846.4		483.5
Net income	Ps.	1,803.2	Ps.	1,183.8

Net income attributable to:
Stockholders of the Company	Ps.	1,453.4	Ps.	853.9
Non-controlling interests		349.8		329.9
Net income	Ps.	1,803.2	Ps.	1,183.8

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.51	Ps.	0.30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 27, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel